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PRESS RELEASE

ARCADIS NV

Utrechtseweg 68

P.O. Box 33

6800 LE  Arnhem

The Netherlands

Tel +31 26 3778 604

Fax +31 26 4438 381

www.arcadis-global.com

Arnhem, The Netherlands, May 7, 2003

ARCADIS REPORTS 2003 FIRST QUARTER RESULTS

ARCADIS (Nasdaq: ARCAF; Euronext: ARCAD), the international consulting and engineering company, today announced that its profitability remained stable in the first quarter of 2003, compared to the same quarter a year earlier. Net income from operations was €3.9 million, or €0.19 per share, level with a year ago. This result was achieved despite difficult market conditions and considerable exchange rate influences. The negative effect from declines in the value of American, Brazilian and Chilean currencies against the euro was 9%. Despite this exchange rate effect, gross revenue also remained level with last year at €193 million.

Harrie L.J. Noy, Chairman of the Executive Board, commented: “As with many companies, the lack of a economic recovery combined with ongoing political uncertainty had a negative effect on market conditions for ARCADIS in the first quarter of 2003. This resulted in lower autonomous growth in company activities and margin pressure. However, by sticking to our charted strategic course focused on profitable growth in our existing geographical markets, we were able to report stable revenues and profits despite the difficult operating conditions and the considerable impact of exchange rates in the quarter.”

Key figures

	1st quarter
Amounts x € 1 million, unless otherwise stated	2003	2002	Increase
Gross revenue	193	193	0%
Operating income(1)	6.9	7.7	-10%
Net income from operations(1)	3.9	3.9	0%
Net income from operations per share (in €)(2)	0.19	0.19	0%

(1) Before goodwill amortization

(2) In 2003 and 2002 based on 20.3 million shares outstanding

Analysis

The Company’s revenues for the 2003 first quarter reflect the impact of a negative currency effect of 9%, which was offset by acquisitions (mainly FCI in France), which contributed growth of 8%, and autonomous growth of 1%. Autonomous growth mainly occured in Belgium and the United Kingdom. In the other countries where ARCADIS is present, the autonomous activity level was reasonably stable.

Of the 10% decline in operating income, 9% was caused by exchange rate differences. Acquisitions increased operating income by 7%, while autonomous contributions to operating income declined 8%. This decline predominantly occured in the Netherlands and Brazil. In the Netherlands, poorer market conditions, combined with higher pension charges, caused margin pressure, while in Brazil the change in government late last year has led to delays in project awards. Because ARCADIS has a share in its Brazilian operations of slightly over 50%, the decline in operating income is partially compensated for through the minority interest line. A slightly lower tax rate, better results of non-consolidated companies and a lesser influence of minority interest caused net income from operations to be level with last year.

Market developments

In the infrastructure and environmental markets, ARCADIS’ two most important market segments, organic growth continued in the first quarter of 2003. In the infrastructure market, autonomous growth was 7%, and came from Belgium, Germany and, to a lesser extent, the United States. The growth in Germany was the result of work on the high-speed railway line between the cities of Ebensfeld and Erfurt, as well as projects related to the floodings in the eastern part of Germany. Restraint was noticable in the Dutch municipal market, while the long formation period to get a new Dutch cabinet has caused stagnation in decision making at the national level. Autonomous growth in the environmental market was limited to 1%, with growth coming primarily from Belgium and Brazil, where the environmental market is still developing. In the United States, environmental activities also developed favorably. The buildings market is the most closely related to economic cycles. In all European countries in which ARCADIS is active, the downtrend in the economic cycle caused declines in activities in the buildings markets. In the United States, however, the growth in the buildings segment which first occurred at the end of last year continued in the first quarter of 2003. On the whole, these factors contributed to an autonomous decline from the Company’s operations in the buildings market of 10%. An autonomous decline of 15% took place in the communications segment. This was caused by a slow start in the new round of real estate valuations in the Netherlands and continued softness of the telecom market. The Company’s activities in geographical information systems (GIS) grew further during the quarter.

Projects

In the first quarter of 2003, ARCADIS was involved in the following projects:

Infrastructure

•                  As part of a consortium of three companies, ARCADIS has been commissioned by the Flemish government improve safety on eight hundred dangerous intersections and road segments on the district roads and secondary roads in Flanders. This involves an annual investment of €100 million for the next five years.

•                  On behalf of the City authorities of Paris, ARCADIS is working on covering the Paris Boulevard Peripherique with the aim to reduce noise pollution and improve urban continuity between Paris and its suburbs.

Environment

•                  ARCADIS received a two-year assignment from the El Abra mine in Chile for an environmental audit involving water and air monitoring of all installations and operation areas.

•                  ARCADIS is going to conduct a strategic environmental impact assessment for the Schelde estuary to support political decision-making for securing the future of this river as both a major seaway and a nature reserve, and for safeguarding the security of the surrounding environment.

Buildings

•                  ARCADIS is monitoring the restoration of the Casón del Buen Retiro in Madrid, which houses famous 19th and 20th Century works of art. By means of sensor networks and fiber optic-based technology, movement of the historical building, the micro-piles and the wooden roof is continuously controlled.

•                  Growth in the buildings market in the United States is supported by the work ARCADIS has performed on the extension of the laboratories of Denso International America in Southfield, Michigan. Denso is a leading supplier of automotive technology and systems.

Communications

•                  On behalf of the government of Panama and the International Bank for Reconstruction and Development, ARCADIS is involved in the realization of a cadastre. Services include aerial photography and software development.

•                  ARCADIS utilized the latest GIS technology improvement to assist Berea, a sewer authority in South Carolina in updating their GIS, resulting in improved information management and a better level of customer service.

Outlook

The continued poor economic conditions and political insecurities have a dampening effect on investments in both the public and private sectors. The infrastructure market provides a stable basis for revenues for ARCADIS, with growth opportunities mainly existing in Europe. ARCADIS’ unique expertise in rail infrastructure, especially rail-based systems technology, offers opportunities for growth, not just in the Netherlands but in other countries as well. In the environmental market, the Company believes it can further increase its market share in the United States, while also expanding its presence in less developed environmental markets such as France and Brazil. In the buildings market, a slight recovery is visible in the United States, while recovery of the telecom market is not expected for the time being. The new round of property valuations in the Netherlands, as well as demand for GIS, can positively influence revenues in the communications segment.

Chairman Noy concluded: “The long-term prospects for ARCADIS remain strong, but current economic reality results in pressure on revenues and profit. Through expansion of our relationships with existing clients and well-directed initiatives, we will pursue existing opportunities for growth, of which our efforts in the facility management market is a good example. At the same time, we will continue to combat margin pressure by introducing cost reductions where possible. At current exchange rates, the negative currency impact will not be fully compensated for by the contribution from acquisitions completed in 2002. ARCADIS’ balance sheet is healthy and offers enough room for expansion of activities by way of new acquisitions, which remains an important priority in 2003. In line with our strategy, all these actions are directed at achieving growth in revenues and profit, but in view of current market conditions it is not possible to give specific guidance with regard to the 2003 results at this time.”

ARCADIS is a leading, global, knowledge-driven service provider, active in the fields of infrastructure, buildings, environment and communications. With client success central to our total business approach, we fulfill project or program needs from concept to completion and beyond. Together, we generate EUR 850 million in annual revenues. There are 8,500 of us, results-oriented people, continually investing in our skills to maximize value while creating viable solutions that assure your success.

Except for historical information contained herein, the statements in this release are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  Forward-looking statements involve known and unknown risks and uncertainties that may cause the Company’s actual results in future periods to differ materially from forecasted results.  Those risks include, among others, risks associated with possible changes in environmental legislation and risks with regard to the Company’s ability to acquire and execute projects.  These and other risks are described in ARCADIS’ filings with the Securities and Exchange Commission over the last 12 months, copies of which will be available from the SEC or may be obtained upon request from the Company.

For more information contact: Joost Slooten, ARCADIS NV, *31-26-3778604

E-mail j.slooten@arcadis.nl   Visit us on our website: www.arcadis-global.com

– Tables Follow –

ARCADIS NV

CONSOLIDATED STATEMENT OF INCOME IN EUR

Amounts x 1 million, except per share amounts Amounts in accordance with NL-GAAP	First quarter 2003	First quarter 2002
Gross revenue	192.8	193.1
Materials, services of third parties	49.1	51.1
Net revenue	143.7	142.0
Operational cost	133.0	130.5
Depreciation	3.8	3.8
Operating income	6.9	7.7
Financing income/expenses net	(0.6)	(0.5)
Income before taxes	6.3	7.2
Taxes	(2.4)	(2.8)
Income after taxes	3.9	4.4
Income from non-consolidated companies	0.0	(0.1)
Group income after taxes	3.9	4.3
Minority interest	0.0	(0.4)
Net income from operations	3.9	3.9
Amortization goodwill	(0.1)	(0.0)
Net income	3.8	3.9

Net income per share(1)	0.19	0.19
Net income from operations per share	0.19	0.19
Number of shares outstanding (in thousands)	20,300	20,286

(1) Net income per share is based on the weighted average number of outstanding shares.

ARCADIS NV
CONSOLIDATED STATEMENT OF INCOME IN US$

Amounts x 1 million, except per share amounts Amounts in accordance with NL-GAAP	First Quarter 2003	First Quarter 2002
Gross revenue	206.9	169.3
Materials, services of third parties	52.7	44.8
Net revenue	154.2	124.5
Operational cost	142.6	114.4
Depreciation	4.1	3.3
Operating income	7.5	6.8
Financing income/expenses net	(0.7)	(0.4)
Income before taxes	6.8	6.4
Taxes	(2.6)	(2.5)
Income after taxes	4.2	3.9
Income from non-consolidated companies	0.0	(0.1)
Group income after taxes	4.2	3.8
Minority interest	0.0	(0.4)
Net income from operations	4.2	3.4
Amortization goodwill	(0.1)	(0.0)
Net income	4.1	3.4

Net income per share(1)	0.20	0.17
Net income from operations per share	0.21	0.17
Number of shares outstanding (in thousands)	20,300	20,286
Dollar exchange rate 1st quarter EUR 1=	US$1.07	US$0.88
Dollar exchange rate 2nd quarter EUR 1=		US$0.92
Dollar exchange rate 3rd quarter EUR 1=		US$0.98
Dollar exchange rate 4th quarter EUR 1=		US$1.00

(1) Net income per share is based on the weighted average number of outstanding shares.

ARCADIS NV
CONSOLIDATED BALANCE SHEET IN EUR

Amounts x 1 million Amounts in accordance with NL-GAAP	March 31, 2003	December 31, 2002
ASSETS
Fixed assets*)	63.6	63.4
Current assets	279.6	280.4
TOTAL	343.2	343.8

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities	167.0	170.6
Long term debt	28.2	27.6
Provisions	14.5	13.5
Total equity	133.5	132.1
TOTAL	343.2	343.8
*) Including capitalized goodwill	8.5	8.3

CHANGES IN SHAREHOLDERS’ EQUITY IN EUR

Amounts x 1 million Amounts in accordance with NL-GAAP
Shareholders’ equity at January 1, 2003	125.0
Changes:
Net income current year	3.8
Stock purchase plans	0.0
Exchange rate differences	(2.2)
Shareholders’ equity at March 31, 2003	126.6

ARCADIS NV
CONSOLIDATED BALANCE SHEET IN US$

Amounts x 1 million Amounts in accordance with NL-GAAP	March 31, 2003	December 31, 2002
ASSETS
Fixed assets*)	69.3	66.5
Current assets	304.7	294.1
TOTAL	374.0	360.6

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities	182.1	179.0
Long term debt	30.7	28.9
Provisions	15.8	14.2
Total equity	145.4	138.5
TOTAL	374.0	360.6
*) Including capitalized goodwill	9.3	8.8
Calculated with US$ rate EUR 1.00 – US$:	1.09	1.05

CHANGES IN SHAREHOLDERS’ EQUITY IN US$

Amounts x 1 million Amounts in accordance with NL-GAAP
Shareholders’ equity at January 1, 2003	131.0
Changes:
Net income current year	4.1
Stock purchase plans	0.0
Exchange rate differences	2.7
Shareholders’ equity at March 31, 2003	137.9

ARCADIS NV
CONSOLIDATED CASH FLOW STATEMENT in EUR

Amounts x 1 million Amounts in accordance with NL-GAAP	First quarter 2003	First quarter 2002
Net income	3.8	3.9
Depreciation	3.9	3.8
Gross cash flow	7.7	7.7
Net working capital	(18.2)	(28.9)
Other changes	0.4	0.9
Total operational cash flow	(10.1)	(20.2)
Investments (net) in:
(In)tangible fixed assets	(2.7)	(3.4)
Acquisitions/divestments	(0.9)	(2.0)

Total financing activities	(1.1)	10.9
Change in cash and equivalents	(14.7)	(14.8)

ARCADIS NV
CONSOLIDATED CASH FLOW STATEMENT in US$

Amounts x 1 million Amounts in accordance with NL-GAAP	First quarter 2003	First quarter 2002
Net income	4.3	3.4
Depreciation	4.2	3.3
Gross cash flow	8.5	6.7
Net working capital	(19.8)	(25.2)
Other changes	0.4	0.8
Total operational cash flow	(10.9)	(17.7)
Investments (net) in:
(In)tangible fixed assets	(2.9)	(3.0)
Acquisitions/divestments	(1.0)	(1.7)

Total financing activities	(1.3)	9.5
Change in cash and equivalents	(16.1)	(12.9)

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